**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

_____

**Form 8-K**

**CURRENT REPORT**

**Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported):  April 28, 2010

**SOUTHERN STAR CENTRAL CORP.**
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(Exact name of registrant as specified in its charter)

| | | |
|---|---|---|
| Delaware | 333-110979 | 04-3712210 |
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| | |
|---|---|
| 4700 Highway 56, Owensboro, KY  42301 | 42301 |
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code:  (270) 852-5000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 C.F.R. 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 C.F.R. 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange  Act (17 C.F.R. 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 C.F.R. 240.13e-4(c))

**Item 5.02. Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers**

On April 28, 2010, Tyson Yates, 41, was elected to the Board of Directors of Southern Star Central Corp. (the "Company") by written consent of the shareholder of the Company to replace Robert P. Hadden, who resigned because of a change of responsibilities at GE Energy Financial Services. Mr. Yates is currently Managing Director, Operations and Development, at GE Energy Financial Services (GE-EFS) in Stamford, CT, a position he has held since 2007. From 2003 to 2007, Mr. Yates was Vice President, and later Senior Vice President of GE-EFS's Risk Management Group. Prior to joining GE-EFS, Mr. Yates held the position of Senior Manager in the Special Acquisition Services and Audit practice, at Deloitte and holds a Bachelor of Science Degree in Accounting from the University of Florida.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHERN STAR CENTRAL CORP.

Date:  April 29, 2010

/s/ Susanne W. Harris
Susanne W. Harris
Vice President, Chief Financial Officer and Treasurer